UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of February 2003

                         INNOVA, S. DE R.L. de C.V.
       -------------------------------------------------------------
              (Translation of registrant's name into English)

       Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F.
  -----------------------------------------------------------------------
                  (Address of principal executive offices)



        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


           Form 20-F       X                 Form 40-F
                        -------                         ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                No     X
                -------                             ------


     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82____.)

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       INNOVA, S. DE R.L. de C.V.
                                       ----------------------------------------
                                                 (Registrant)


Dated:  February 25, 2003              By    /s/ Carlos Ferreiro Rivas
                                         --------------------------------------
                                       Name:     Carlos Ferreiro Rivas
                                       Title:    Chief Financial Officer

[Graphic omitted]

FOR IMMEDIATE RELEASE



                         INNOVA, S. DE R.L. DE C.V.
             REPORTS FOURTH QUARTER AND FULL YEAR 2002 RESULTS

                    - SUBSCRIBER BASE GROWS TO 705,900 -
                          - EBITDA INCREASED 37% -
                 - EBITDA MARGIN INCREASED 30.8% TO 27.2% -
   - NO ADDITIONAL SHAREHOLDER FUNDING WAS REQUIRED DURING THE LAST THREE
                                 QUARTERS-




o Gross active SUBSCRIBERS increased 2.0% to 705,900 as of December 31, 2002 from 692,000 at the end of the previous year.

o EBITDA for the whole year 2002 increased 37.0% to Ps. 934.1 million from Ps. 681.8 million for the prior year. As a result, EBITDA margin increased 30.8% from 20.8% to 27.2%.

o EBIT for the whole year 2002 improved Ps. 275.7 million to a positive Ps. 9.0 million from Ps. (266.7) million for the prior year. As a result, EBIT margin substantially increased from a negative 8.2% to a positive 0.3%.

o Sky did not require additional FUNDING from it's shareholders during the last three quarters of 2002

o Sky continues to offer the highest quality CONTENT in the Mexican pay TV industry.

Mexico City, February 25, 2003. INNOVA, S. DE R.L. DE C.V., the pay-TV market leader in Mexico as measured by the number of subscribers, providing direct-to-home (DTH) satellite television services under the SKY brand name, announced its unaudited consolidated results for the fourth quarter and full year ended December 31, 2002. The attached results have been prepared in accordance with Mexican GAAP and restated to constant Mexican pesos as of December 31, 2002.


SUBSCRIBER BASE          Gross  active  subscribers   increased  2.0%  from
---------------          692,000 as of December  31, 2001 to  approximately
                         705,900 as of December 31, 2002; a net gain of approximately 13,900 gross active subscribers.

                         In the fourth quarter of 2002, Innova added approximately 6,900 net gross active subscribers. We believe the main cause of subscriber cancellations during this quarter was the slowdown of the Mexican economy.


PROGRAMMING CONTENT      On  October  14,  2002,  Innova   re-launched  its
-------------------      programming  packages,  by reducing  the number of
                         packages offered to five (Basic, Fun, Movie City, HBO and Universe), thus giving simpler choices to the subscriber.

                         During  the  fourth  quarter,   Sky  continued  to
                         enhance its programming content, by adding the following offerings:

                      o  Exclusive   pay  TV  live   transmission   of  the
                         2002-2003  Mexican  bullfight  season;

                      o The pay TV-exclusive broadcast of certain soccer matches of the Mexican 2002-2003 Opening Soccer Tournament; and

                      o Exclusive transmission of the Ultimate Fighting Championship.

                         During 2003, Innova plans to continue offering the
                         highest   quality   content  in  the   country  by
                         offering:

                      o Big Brother II, a 24-hour-a-day, live reality show lasting 4 months (on a pay TV-exclusive basis);

                      o The continued DTH-exclusive broadcast of certain soccer matches of the Mexican Soccer Tournament;

                      o The pay TV broadcast of certain soccer matches of the "Copa Libertadores" Tournament;

                      o The continued exclusive live transmission of the 2002-2003 Mexican bullfight season;

                      o  US Open Tennis Tournament on exclusive basis; and

                      o  Boxing  fights  and  special  events.


PRICE AND PROMOTIONS     Innova's  current  installation  fee is Ps. 1,099.
--------------------     However,  subscribers who agree to pay the monthly
                         programming fee via direct debit to a credit card, pay only Ps. 99.

                         We continue to improve our subscriber base quality, by among other things, encouraging new and current subscribers to pay their monthly programming services through direct debit to a credit card.


FINANCIAL REVIEW
----------------


                            FINANCIAL HIGHLIGHTS
          THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2001 AND 2002
         MILLION OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2002

                                  Three Months Ended December 31,
                         ------------------------------------------------------
                         2001     % Margin    2002   % Margin      VAR       %

    Net Revenues          842        100       832      100       (10)     (1)
    Cost of Sales         287         34       264       32       (23)     (8)
                         ----                 ----                ----
    Gross Profit          555         66       568       68        13       2

         Selling          214         25       194       23       (20)     (9)
         Operations       120         14       103       12       (17)    (14)
         Administrative    34          4       28         3        (6)    (18)
                          ---                  ---                 ---
    Total Expenses        368         44       325       39       (43)    (12)
                         ----                 ----                ----
    EBITDA (1)            187         22       243       29        56      30

    EBIT (2)              (71)        (8)       20        2        91     n/a


                                     TWELVE MONTHS ENDED DECEMBER 31,
                          -----------------------------------------------------
                          2001    % Margin   2002     % Margin     VAR       %

    Net Revenues          3,275     100     3,433        100       158       5
    Cost of Sales         1,236      38     1,063         31      (173)    (14)
                          ------            ------                -----
    Gross Profit          2,039      62     2,370         69       331      16

         Selling            820      25       833         24        13       2
         Operations         407      12       482         14        75      18
         Administrative     130       4       121          4        (9)     (7)
                            ----              ----                  ---
    Total Expenses        1,357      41     1,436         42        79       6
                          ------            ------                  ---
    EBITDA (1)              682      21       934         27       252      37

    EBIT (2)               (267)     (8)        9          0       276     n/a


(1)  EBITDA  is  defined  as  operating  income  before   depreciation  and
     amortization.
(2) EBIT is defined as operating income before integral cost of financing and taxes.

NET REVENUES             Net revenues of Ps.  3,432.9  million for the year
                         ended December 31, 2002, increased by Ps. 157.7 million or 4.8% as compared to the prior year.
                         This result was mainly due to our increase in prices (effective on January 1, 2002) and the growth of our subscriber base.

                         Net revenues of Ps. 831.8 million for the three months ended December 31, 2002, decreased by Ps.
                         9.9 million or 1.2% as compared to the same period of the prior year, mainly due to the increased subscriber usage of the prompt payment discount benefit that we have made available to them.

COST OF SERVICES         Cost of services and sales  decreased by Ps. 173.2
AND SALES                million or 14.0% to Ps.  1,062.8  million  for the
                         year ended December 31, 2002, as compared to the prior year. This decrease was due primarily to lower subscriber acquisition costs as a result of fewer subscriber additions for the twelve months ended December 31, 2002, along with other cost reductions (such as programming) as compared to the prior year.

                         For the three months ended December 31, 2002, cost of services and sales decreased by Ps. 22.4 million or 7.8% to Ps. 264.2 million as compared to the same period of the prior year. The decreasing trend in cost of services and sales for the full year continued into the fourth quarter and resulted from the same factors described above.


OPERATING EXPENSES       Total expenses of Ps. 1,436.0 million for the year
                         ended  December  31,  2002,  increased by Ps. 78.6
                         million or 5.8%,  as  compared  to the prior year,
                         mainly due to more special events being offered to
                         subscribers   for  free,   as   described  in  the
                         "Programming content" section, as well as higher promotions costs due to aggressive campaigns to acquire subscribers in the second half of 2002.

                         For the three months ended December 31, 2002, total expenses of Ps. 325.3 million decreased by Ps. 42.8 million or 11.6% as compared to the same period of the prior year, due to lower IRDs repair costs, personnel costs and bad debt provisions.

EBITDA EBITDA of Ps. 934.1 million for the year ended December 31, 2002, improved by Ps. 252.3 million or 37.0%, as compared to the prior year due to higher revenues and lower cost of services and sales, which were partially offset by higher operating expenses, as explained above. As a result, EBITDA margin increased 30.8% from 20.8% in 2001, to 27.2% in 2002.

                         EBITDA of Ps. 242.3 million for the three months ended December 31, 2002, improved by Ps. 55.3 million or 30.0%, as compared to the same period of 2001, mainly due to lower cost of services and sales as well as lower operating expenses, partially offset by lower revenues, as explained above. In the fourth quarter of 2002, EBITDA margin increased 31.1% from 22.2% to 29.1% as compared to the fourth quarter of 2001.

EBIT                     EBIT  improved by Ps. 275.7  million to a positive
OPERATING INCOME         Ps. 9.0  million in the year  ended  December  31,
                         2002, as compared to the prior year.

                         In the three months ended December 31, 2002, EBIT improved by Ps. 91.2 million to a positive Ps.
                         20.0 million, as compared to a negative Ps. (71.2) million during the same period of 2001. As a result, EBIT margin increased to 2.4% in the fourth quarter of 2002.


NET LOSS Innova reported a net loss of Ps. 1,768.9 million for the year ended December 31, 2002, as compared to a net loss of Ps. 409.5 million for the prior year.

                         Net loss for the three months ended December 31, 2002 was Ps. 344.5 million, as compared to a net gain of Ps. 122.8 million in the same period of 2001.

                         The net loss during 2002 as compared to the prior year was primarily due to the foreign exchange loss of Ps. 1,174.4 million as compared to a foreign exchange gain of Ps. 370.5 million during 2001; as well as the high interest expense incurred by the Company.

                         The Company's foreign exchange losses in 2002 were primarily due to the depreciation of the Mexican peso of approximately 11.7% during the year. Additional devaluations of the peso, will likely adversely affect our liquidity and results of operations, considering our substantial U.S. dollar-denominated indebtedness, operating costs and expenses, while our revenues are primarily peso-denominated. Any decrease in the value of the peso against the U.S. dollar could cause us to incur foreign exchange losses, which would reduce our net income.

FUNDING FROM
SHAREHOLDERS             Innova did not require additional funding from its
                         shareholders  during the  fourth  quarter of 2002.
                         This was  mainly  due to  strong  cash  flow  from
                         collections   and  the  current  balance  of  cash
                         resources available.  This quarter,  together with
                         the second and third  quarters of 2002,  marks the
                         first  time  Innova  has not  required  funds from
                         shareholders   for  a  period  of  three  straight
                         quarters.

                         From the Company's inception through December 31, 2002, Innova's shareholders have contributed an aggregate of US$458.9 million to Innova, including US$149.0 million as equity and US$309.9 million in long-term loans. The shareholder loans accrue interest at a fixed rate of 9% per annum (plus any applicable withholding taxes) and mature in 10 years from the date on which the funds were received.

Innova, S. de R.L. de C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), The News Corporation Limited, a South Australia corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation ("Liberty Media"), (formerly known as Tele-Communications International, Inc.).

Televisa is the leading television broadcaster in Mexico that produces and owns the largest library of Spanish-language television programming in the world. News Corporation is a diversified international communications company with operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin that include the production of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers,  magazines  and  books;  the  production  and  distribution  of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of on-line programming. Liberty Media International owns and operates broadband cable television and telephony distribution networks and is a provider of diversified programming services in Europe, Latin America and Asia.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Contact:

CARLOS FERREIRO
Chief Financial Officer
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
03100 Mexico, DF
(5255) 5448-4131
cferreiro@sky.com.mx
--------------------

                INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                 CONSOLIDATED INCOME STATEMENTS (UNAUDITED)
      FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001
                   STATEMENTS PREPARED UNDER MEXICAN GAAP
  (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002

                                               THREE MONTHS ENDED DECEMBER 31,             TWELVE MONTHS ENDED DECEMBER 31,
                                                  2002                 2001                 2002                   2001
                                           ---------------       --------------       ---------------       ----------------

NET REVENUES                               PS.    831,826        PS.   841,714        PS.  3,432,872        PS.   3,275,181

COST OF SERVICES AND SALES                        264,193              286,599             1,062,761              1,235,978
                                           ---------------       --------------       ---------------       ----------------

GROSS PROFIT                                      567,633              555,115             2,370,111              2,039,203
                                           ---------------       --------------       ---------------       ----------------

OPERATING EXPENSES
Selling                                           193,991              213,707               832,751                820,581
Operations                                        103,109              120,058               481,787                406,980
Administrative                                     28,234               34,392               121,474                129,862
                                           ---------------       --------------       ---------------       ----------------
                                                  325,334              368,157             1,436,012              1,357,423
                                           ---------------       --------------       ---------------       ----------------

EBITDA                                            242,299              186,958               934,099                681,780

DEPRECIATION AND AMORTIZATION                     222,240              258,124               925,078                948,453
                                           ---------------       --------------       ---------------       ----------------


OPERATING INCOME (LOSS) - EBIT                     20,059              (71,166)                9,021               (266,673)
                                           ---------------       --------------       ---------------       ----------------

INTEGRAL COST OF FINANCING:
Interest expense                                  253,999              222,177               983,057                904,652
Interest income                                    (2,719)               4,036               (11,064)               (13,066)
Foreign exchange loss (gain) - net                216,114             (287,667)            1,174,422               (370,491)
Gain from monetary position                      (151,089)            (180,610)             (498,615)              (438,134)
                                           ---------------       --------------       ---------------       ----------------
                                                  316,305             (242,064)            1,647,800                 82,961
                                           ---------------       --------------       ---------------       ----------------

Special Items & other expense - net                26,523                1,854                54,554                 13,579
                                           ---------------       --------------       ---------------       ----------------

LOSS BEFORE TAXES                                (322,769)             169,044            (1,693,333)              (363,213)

Income and assets taxes                            21,689               46,200                75,530                 46,289
Minority interest                                       -                    1                     -                     (5)
                                           ---------------       --------------       ---------------       ----------------

NET  LOSS                                  PS.   (344,458)       PS.   122,843        PS. (1,768,863)       PS.    (409,497)
                                           ===============       ==============       ===============       ================



                INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
  CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001 (UNAUDITED)
                         STATEMENTS PREPARED UNDER MEXICAN GAAP
  (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002)

                                                                         2002                2001
                                                                         ----                ----
ASSETS
Cash and cash equivalents                                      PS.      266,631    PS.      45,186
Trade accounts receivable                                               127,333            132,834
Value added tax credit                                                   43,212              9,363
Spare parts                                                              13,018              8,442
Prepaid expenses and other                                              169,803             52,529
                                                                   -------------      -------------
TOTAL CURRENT ASSETS                                                    619,997            248,354

PROPERTY AND EQUIPMENT - NET                                          1,536,273          1,944,186

PAS - 9 SATELLITE-NET                                                 1,240,997          1,215,601

OTHER NON-CURRENT ASSETS - NET                                          103,836            223,940
                                                                   -------------      -------------

TOTAL ASSETS                                                   PS.    3,501,103    PS.   3,632,081
                                                                   =============      =============

LIABILITIES
Trade accounts payable and accruals                            PS.      284,483    PS.     361,449
PanAmSat Pas-9                                                           47,548             44,088
Due to affiliated companies and other related parties                   433,421            205,233
Accrued interest                                                        126,304            117,110
Accrued taxes                                                           182,474             77,017
Deferred income - Pre-billed and pre-collected services                 108,229            108,425
                                                                   -------------      -------------
TOTAL CURRENT LIABILITIES                                             1,182,459            913,322
                                                                   -------------      -------------

Senior Exchange Notes due 2007                                        3,924,000          3,638,380
Long-term loans from Stockholders                                     3,242,793          2,720,538
Long-term interest on Stockholders loans                                682,452            346,590
Seniority premiums                                                        1,260                728
PanAmSat Pas-9                                                        1,374,107          1,314,358
                                                                   -------------      -------------
TOTAL NON-CURRENT LIABILITIES                                         9,224,612          8,020,594
                                                                   -------------      -------------

TOTAL LIABILITIES                                                    10,407,071          8,933,916
                                                                   -------------      -------------

STOCKHOLDERS' DEFICIT
Capital stock                                                         1,913,116          1,913,407
Accumulated loss                                                     (7,018,675)        (6,610,267)
Loss for the twelve-month period                                     (1,768,863)          (409,497)
Excess from restatement-Inflationary effects on Balance Sheet           (31,546)          (195,478)
                                                                   -------------      -------------
TOTAL STOCKHOLDERS' DEFICIT                                          (6,905,968)        (5,301,835)
                                                                   -------------      -------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                    PS.    3,501,103    PS.   3,632,081
                                                                   =============      =============